Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended
December 31, 2013 and 2012

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Timmins Gold Corp.,

We have audited the accompanying consolidated financial statements of Timmins Gold Corp., which comprise the consolidated statements of financial position as at December 31, 2013, December 31, 2012, and January 1, 2012, and the consolidated statements of earnings and total comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Timmins Gold Corp. as at December 31, 2013, December 31, 2012, and January 1, 2012, and its financial performance and its cash flows for the years ended December 31, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
March 6, 2014
Vancouver, Canada

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF EARNINGS AND TOTAL COMPREHENSIVE INCOME
For the years ended December 31, 2013 and 2012
(In thousands of United States dollars, except share numbers and per share amounts)

	Note	2013	2012
			Note 4a) ii

Metal revenues	20	$160,593	$156,192

Cost of sales (including depreciation and depletion)	5a)	101,920	77,251

Earnings from mine operations		58,673	78,941

Impairment of non-current unprocessed ore stockpile	7	6,340	-
Corporate and administrative expenses	5b)	11,192	16,003

Earnings from operations		41,141	62,938

Other income, net		57	169
Finance expense	5c)	(1,707)	(2,494)
Foreign exchange gain (loss)		747	(1,146)

Earnings before income taxes		40,238	59,467

Income taxes
Current tax expense	13	3,099	14,152
Deferred tax expense	13	21,796	7,583
		24,895	21,735

Earnings and total comprehensive income for the year		$15,343	$37,732

Weighted average shares outstanding:
Basic	14	144,120,095	142,555,763
Diluted	14	146,140,439	144,489,470

Earnings per share:
Basic	14	$0.11	$0.26
Diluted	14	$0.11	$0.26

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31, 2013 and 2012 (In thousands of United States dollars)

	Note	2013	2012
			Note 4a) ii
OPERATING ACTIVITIES
Earnings before income taxes		$40,238	$59,467
Items not affecting cash:
Depletion and depreciation	5a)	15,471	9,389
Finance expense		1,707	2,494
Share-based payments	12b)	784	6,143
Impairment of non-current unprocessed ore stockpile		6,340	-
Unrealized foreign exchange (gain) loss		(946)	215
		63,594	77,708
Changes in non-cash working capital items:
Trade and other receivables		(4,246)	(18,880)
Inventories		(10,171)	(9,675)
Advances and prepaid expenses		1,995	(226)
Trade payables and accrued liabilities		1,241	2,216
Cash flows provided by operating activities		52,413	51,144

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(52,572)	(38,614)
Cash flows used in investing activities		(52,572)	(38,614)

FINANCING ACTIVITIES
Interest paid		(1,398)	(1,797)
Transaction costs paid		-	(68)
Issuance of shares on exercise of share options		165	3,647
Cash flows (used in) provided by financing activities		(1,233)	1,782

Effects of exchange rate changes on the balance of cash held in foreign currencies		(20)	11

(Decrease) increase in cash		(1,412)	14,323
Cash, beginning of year		24,188	9,865
Cash, end of year		$22,776	$24,188

Supplemental disclosure with respect to cash flows (note 15)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (In thousands of United States dollars)

		December 31,	December 31,		January 1,
	Note	2013	2012		2012
			Note 4a	)ii	Note 4a) ii
ASSETS
Current
Cash		$22,776	$24,188		$9,865
Trade and other receivables	6	14,678	10,570		8,254
Inventories	7	43,103	32,384		29,183
Advances and prepaid expenses		991	2,986		2,760
Total current assets		81,548	70,128		50,062

Mineral properties, plant and equipment, exploration and evaluation	8	180,443	137,147		105,692
Non-current unprocessed ore stockpile	7	6,523	10,372		4,481
Total assets		$268,514	$217,647		$160,235

LIABILITIES
Current
Trade payables and accrued liabilities	9	$27,144	$16,509		$15,884
Vendor loan		1,725	1,725		1,725
Loan facility	11, 21	16,438	17,641		17,246
Current portion of equipment financing	8	1,134	-		-
Total current liabilities		46,441	35,875		34,855

Deferred tax liabilities	13	51,376	29,579		21,996
Long-term equipment financing	8	2,080	-		-
Provision for site reclamation and closure	10	3,168	2,869		2,065
Other provisions		1,097	1,264		1,138
Total liabilities		104,162	69,587		60,054

EQUITY
Issued capital	12	89,653	89,419		82,630
Share-based payment reserve		13,242	12,527		9,169
Retained earnings		61,457	46,114		8,382
Total equity		164,352	148,060		100,181
Total liabilities and equity		$268,514	$217,647		$160,235

Commitments and contingencies (note 19)
Events after the reporting period (note 21)

Approved by the Directors

“Bruce Bragagnolo”	Director	“Eugene Hodgson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (In thousands of United States dollars, except share numbers)

			Share-
	Number of		based
	common	Issued	payment	Retained	Total
	shares	capital	reserve	earnings	equity
Balance at January 1, 2013	144,084,045	$89,419	$12,527	$46,114	$148,060
Earnings and total comprehensive income for the year	-	-	-	15,343	15,343
Share-based payments	-	-	784	-	784
Issue of shares on exercise of share options	75,000	165	-	-	165
Reclassification of grant date fair value on exercise of share options	-	69	(69)	-	-
Balance at December 31, 2013	144,159,045	$89,653	$13,242	$61,457	$164,352

Balance at January 1, 2012	140,291,127	$82,630	$9,169	$8,382	$100,181
Earnings and total comprehensive income for the year	-	-	-	37,732	37,732
Share-based payments	-	-	6,143	-	6,143
Issue of shares on exercise of share options	3,575,000	3,647	-	-	3,647
Reclassification of grant date fair value on exercise of share options	-	2,785	(2,785)	-	-
Shares issued for financing costs	217,918	357	-	-	357
Balance at December 31, 2012	144,084,045	$89,419	$12,527	$46,114	$148,060

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

	a)	Statement of compliance

These consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 6, 2014.

	b)	Basis of measurement

These consolidated financial statements have been prepared using the historical cost basis specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below, except for certain financial assets and liabilities which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

	c)	Functional currency and presentation currency

These consolidated financial statements are presented in thousands of United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars, which are also stated in thousands.

	d)	Judgements

The critical judgement that the Company’s management has made in the application of the accounting policies presented in note 3, apart from the estimations presented in note 2e), that has the most significant effect on the amounts recognized in these consolidated financial statements is as follows:

		i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

	e)	Significant estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

	i.	Impairments

The Company assesses its mineral properties, plant and equipment assets and exploration and evaluation properties annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

	ii.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.

The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgements to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgements made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, exploration and evaluation properties, plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depreciation and depletion.

	iii.	Depreciation and depletion

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

The calculation of the UOP rate, and therefore the annual depreciation and depletion expense could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

	iv.	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

	v.	Inventories

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”) and are subject to significant measurement uncertainty.

Write-downs of ore in stockpiles, ore in process, and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the ore in process based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production level, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

	vi.	Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

The estimates of future site reclamation and closure provisions are subject to change based on amendments to applicable laws and legislation. Future changes in site reclamation and closure provisions, if any, could have a material impact and would be reflected prospectively, as a change in accounting estimate.

	vii.	Deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

	viii.	Share-based payments

Share-based payments are measured at fair value. Options are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

	ix.	Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

	a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries disclosed in note 1. All inter-company balances, transactions, revenues and expenses have been eliminated on consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

	b)	Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in earnings or loss from operations for the period.

	c)	Cash

Cash includes cash balances held with financial institutions.

	d)	Revenue recognition

Metal revenues are earned from the sale of refined metal (primarily gold and silver by-product) and are recognized when significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Metal revenues are subject to adjustment upon final settlement based upon metal prices, weights and assays. These adjustments are recorded within metal revenues.

	e)	Inventories

The Company predominantly produces gold and silver by-product. Inventories consist of unprocessed ore stockpile, ore in process, finished metal inventory (doré), and operations supplies. Doré represents a bar containing predominantly gold by value which must be refined into its saleable metals. These inventories are valued at the lower of cost and NRV after consideration of additional processing, refining and transportation costs. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long-term sales contracts, less the estimated costs to complete production and bring the product to saleable form.

Write-downs of inventory are recognized in earnings or loss from operations as incurred. The Company reverses write- downs in the event that there is a subsequent increase in NRV.

		i.	Unprocessed ore stockpile

This represents ore that has been mined and is available for further processing. The unprocessed ore stockpile is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Costs are allocated to the stockpile based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and depreciation relating to mining operations, and are removed at the average cost per ounce. As the unprocessed ore stockpile will not be processed further within one year of the date of these consolidated financial statements, the net carrying amount related to the stockpile has been classified as non- current unprocessed ore stockpile (note 7).

		ii.	Ore in process

The recovery of gold and silver from the ore is achieved through heap leaching processes. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, depletion and depreciation relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of gold in ore in process inventory.

		iii.	Finished metal inventory

Finished metal inventory consists of doré bars containing gold and silver.

		iv.	Supplies

Supplies include consumables used in operations such as fuel, grinding material, chemicals, and spare parts. NRV is estimated as replacement cost. Major spare parts and standby equipment are included in plant and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of plant and equipment.

	f)	Mineral properties, plant and equipment, exploration and evaluation

		i.	Mineral property and development costs

Mineral property development costs, including reclassified mineral property acquisition costs and capitalized exploration and evaluation costs, are stated at cost less accumulated depreciation and accumulated impairment losses. Costs associated with the commission of new assets, net of incidental revenues, are capitalized as mineral property costs in the period before they are operating in the way intended by management.

The Company capitalizes the cost of acquiring, maintaining, exploring, and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.

Costs of producing properties are amortized using the UOP method based on estimated proven and probable reserves and the costs of abandoned properties are written off in the period in which that decision is made by management.

The Company capitalizes the costs of developing mineral properties that are currently in production until such time that management can conclude the existence of additional proven and probable reserves resulting from the development activities. Upon determination of the additional proven and probable ounces, the development costs are amortized using the UOP method based on the total proven and probable reserves (previous remaining reserves plus new reserves).

Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in earnings or loss as incurred. Write-offs due to impairment in value are charged to earnings or loss as incurred.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. Stripping costs incurred prior to commercial production are capitalized and deferred as part of the cost of constructing the mine.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mining costs associated with stripping activities during the production phase of a mine are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred, unless the stripping activity can be shown to represent future benefits to the mineral property, in which case stripping costs are capitalized.

Future benefits to the mineral property are demonstrated when stripping activity results in either immediate usable ore to produce finished gold doré bar inventory or improved access to sources of gold reserves that will be produced in future periods that would otherwise not have been accessible. Stripping activity occurs on separately identifiable components of the open pit and the amount capitalized is calculated by multiplying the tonnes removed for stripping purposes from each identifiable component during the period by the mining cost per tonne.

The Company includes stripping costs in its production costs using a strip ratio based on tonnes of material removed compared to the estimated strip ratio per each separately identifiable component. Periods where the actual strip ratio for the identifiable component exceeds the average life of mine strip ratio for that component result in deferral of the excess stripping costs as an asset recorded within mineral properties (note 8).

	ii.	Plant and equipment

Plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any plant and equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in earnings or loss for the period. When the parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of replacing or overhauling a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to earnings or loss as incurred.

	iii.	Exploration and evaluation costs

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred on a mineral property are capitalized where management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

Exploration and evaluation expenditures comprise costs that are directly attributable to:

researching and analyzing existing exploration data;
conducting geological studies, exploratory drilling and sampling;
examining and testing extraction and treatment methods; and
activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs and exploration and evaluation expenditures are reclassified to mineral properties. The Company is in the process of exploring and developing many of its exploration and evaluation properties and has not yet determined the amount of reserves available.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management reviews the carrying value of mineral properties at each reporting date and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of write-offs and recoveries.

	iv.	Depletion and depreciation

Mineral property costs, including stripping costs, are depreciated when commercial production begins using the UOP method based on estimated proven and probable reserves.

Plant and equipment, including major components, are depreciated using the following depreciation methods:

		Computer equipment	30% straight line method
		Leasehold improvements	20% straight line method
		Office furniture and equipment	10% straight line method
		Vehicles	25% straight line method
		Mine equipment and buildings	UOP method
		Plant and equipment	UOP method

Depreciation commences on the date the asset is available for use.

g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and
as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to earnings or loss for the period.

i.	Provision for site reclamation and closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.

The obligation is measured initially at fair value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties and is depreciated using either the straight-line method or UOP method, as appropriate.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The provision is initially discounted using a current market-based pre-tax discount rate and subsequently increased for the unwinding of the discount. The unwinding of the discount is charged to earnings or loss for the period.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the market-based pre-tax discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties which arises at the time of establishing the provision. The site reclamation and closure asset is depreciated on the same basis as the related asset.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

h)	Share-based payments

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, is charged to earnings or loss, with an offsetting credit to share-based payment reserve, over the vesting period. If and when the share options are exercised, the applicable original amounts of share-based payment reserve are transferred to issued capital.

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

These estimates involve inherent uncertainties and the application of management’s judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in earnings or loss with a corresponding entry to share-based payment reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from share-based payment reserve and expensed. For those share options that expire unexercised after vesting, the recorded value remains in share-based payment reserve.

i)	Issued capital

Common shares are classified as issued capital. Costs directly attributable to the issue of common shares are recognized as a deduction from issued capital, net of any tax effects.

j)	Financial assets

Financial assets, other than derivatives, are classified as held to maturity, available-for-sale, loans and receivables or fair value through profit or loss (“FVTPL”).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets classified as available-for-sale are measured initially at fair value plus transaction costs and subsequently at fair value with unrealized gains and losses recognized in other comprehensive income except for financial assets that are considered to be impaired, in which case the impairment loss is charged to earnings or loss. The Company has not classified any assets as available-for-sale for any period presented.

Financial assets classified as loans and receivables are measured initially at fair value plus transaction costs and subsequently at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial asset, or, where appropriate, a shorter period. The Company’s cash and trade and other receivables are classified as loans and receivables.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in earnings or loss. Transaction costs are expensed for assets classified as FVTPL. The Company has not classified any assets as FVTPL for any period presented.

k)	Financial liabilities

Financial liabilities, which are trade payables and accrued liabilities, vendor loan, equipment financing, loan facility, provision for site reclamation and closure and other provisions, are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in earnings or loss.

l)	Impairment

i.	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than financial assets classified as FVTPL, is impaired. A financial asset or a group of financial assets is impaired if there is objective evidence that the estimated future cash flows of the financial asset or the group of financial assets have been negatively impacted, and the impact can be reliably measured.

Objective evidence of impairment could include the following:

significant financial difficulty of the issuer or counterparty;
default or delinquency in interest or principal payments; or
it has become probable that the borrower will enter bankruptcy or financial reorganization.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in earnings or loss and reflected in an allowance account against trade and other receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through earnings or loss to the extent that the carrying amount of the impaired financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

In respect to available-for-sale equity instruments, impairment losses previously recognized in earnings or loss are not reversed through earnings or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

ii.	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as decreases in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rate, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company also considers the net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a property by property basis.

The recoverable amount is determined as the higher of fair value less costs to sell and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or to recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated future production, recoverability of reserves, estimated future commodity prices and the expected future operating and capital costs.

The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as a charge to earnings or loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in earnings or loss.

m)	Taxes

	i.	Current tax expense

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes adjustments to tax payable or recoverable in respect of previous periods.

	ii.	Deferred tax expense

Deferred tax is accounted for using the liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable earnings will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in earnings or loss.

iii.	Mining taxes and royalties

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences.

n)	Earnings from mine operations

Earnings from mine operations is an additional generally accepted accounting principle (“GAAP”) measure calculated by subtracting the cost of sales, which includes production costs and depletion and depreciation, from the Company’s metal revenues.

o)	Earnings from operations

Earnings from operations is an additional GAAP measure calculated by subtracting other operational expenses from the Company’s earnings from mine operations. Other operational expenses are those that are not directly attributable to the production of inventory and include corporate and administrative expenses and any impairment of assets incurred during the period.

p)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the earnings and total comprehensive income of the Company by the basic weighted average number of common shares outstanding during the period. For purposes of calculating diluted EPS, the proceeds from the potential exercise of dilutive share options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share options and share purchase warrants are included in the calculation of diluted EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such conversion would be anti-dilutive.

	q)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Qualifying assets include the cost of developing mineral properties and constructing new facilities.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the weighted average interest rate on such borrowings. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in earnings or loss in the period in which they are incurred.

	r)	Operating segments

The Company has determined that it operates through one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in two geographical areas, Canada and Mexico. Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver by-product, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

4.	CHANGES IN ACCOUNTING STANDARDS

The Company has applied the following new and revised IFRS standards in these consolidated financial statements and has recast the 2012 comparative information accordingly in note 4a)ii.

	a)	Application of new and revised accounting standards effective January 1, 2013

i.	New and revised standards adopted with no material impact on the Company’s consolidated financial statements

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the consolidated financial statements upon adoption:

	a.	Financial instruments

In May 2011, the IASB issued IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”), which supersedes IAS 30 - Disclosures in the Financial Statements of Banks and Similar Financial Institutions and is applicable to all entities and all types of financial instruments. IFRS 7 requires entities to disclose information related to financial instruments to complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32 - Financial Instruments: Presentation and IAS 39 - Financial Instruments: Recognition and Measurement.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

4.	CHANGES IN ACCOUNTING STANDARDS (Continued)

b.	Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation - Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements which was reissued as IAS 27 - Separate Financial Statements. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”), which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

c.	Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”) which supersedes IAS 31 - Interests in Joint Ventures and SIC-13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers.Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. Concurrently, IAS 28 - Investments in Associates and Joint Ventures was reissued which establishes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates as joint ventures.

d.	Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board to develop common requirements for defining and measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements.

IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

e.	Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of comprehensive income on the basis of whether they may be reclassified to earnings or loss subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

4.	CHANGES IN ACCOUNTING STANDARDS (Continued)

f.	Employee benefits

In June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (“IAS 19”) that involve significant changes to the accounting for defined benefit plans and other employee benefits. Other amendments include changes to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which impact the classification of liabilities associated with those benefits.

ii.	New and revised standards adopted with material impact on the Company’s consolidated financial statements

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 includes guidance on transition for pre-existing stripping assets.

The Company has determined that the impact of the above standard is material to its consolidated financial statements due to changes to significant estimates and assumptions concerning componentization, capitalization, and depletion, as well as the elimination of pre-existing stripping assets that no longer existed at the start of the comparative period (January 1, 2012).

The adoption of the standard had the following impact on the consolidated statement of financial position at January 1, 2012 and at December 31, 2012:

	At January 1, 2012			At December 31, 2012
	As			As
	previously	IFRIC 20	Adjusted	previously	IFRIC 20	Adjusted
	reported	adjustment	balance	reported	adjustment	balance
Inventories	$29,183	$-	$29,183	$32,876	$(492)	$32,384
Mineral properties, plant and equipment, exploration and evaluation (1)	$107,677	$(1,985)	$105,692	$136,312	$835	$137,147
Total assets	162,220	(1,985)	160,235	217,304	343	217,647
Deferred tax liabilities	$22,562	$(566)	$21,996	$29,481	$98	$29,579
Retained earnings	$9,801	$(1,419)	$8,382	$45,869	$245	$46,114

(1)

The impact of IFRIC 20 applies to the deferred stripping balance previously disclosed of $25,168 at December 31, 2012 (January 1, 2012 - $21,268). The adjustment shown is the change to the deferred stripping balance, net of accumulated depreciation.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

4.	CHANGES IN ACCOUNTING STANDARDS (Continued)

The adoption of the standard had the following impact on the consolidated statement of earnings and total comprehensive income for the year ended December 31, 2012:

	Year ended December 31, 2012
	As
	previously	IFRIC 20	Adjusted
	reported	adjustment	balance
Cost of sales (1)	$79,579	$(2,328)	$77,251
Earnings before income taxes	$57,139	$2,328	$59,467
Deferred tax expense	6,919	664	7,583
Earnings and total comprehensive income	$36,068	$1,664	$37,732

(1)

Cost of sales includes depreciation and depletion. The decrease of $2,328 for the year ended December 31, 2012 cost of sales includes a reduction of $3,783 to costs of contract mining and a $1,455 increase to depreciation and depletion.

The adoption of the standard had the following impact on the consolidated statement of cash flows for the year ended December 31, 2012:

	Year ended December 31, 2012
	As
	previously	IFRIC 20	Adjusted
	reported	adjustment	balance
Earnings before income taxes	$57,139	$2,328	$59,467
Depletion and depreciation	$7,934	$1,455	$9,389
Inventories	(10,167)	492	(9,675)
Cash provided by operating activities	$46,869	$4,275	$51,144
Cash used in investing activities	$(34,339)	$(4,275)	$(38,614)
Cash provided by financing activities	$1,782	$-	$1,782

b)	Future accounting standards

	i.	Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39.

In November 2009 and October 2010, phase one of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities classified as FVTPL, financial guarantees and certain other exceptions. No specific effective date has been announced for this standard.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

4.	CHANGES IN ACCOUNTING STANDARDS (Continued)

		ii.	Levies

IFRIC 21 - Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government. The interpretation covers the accounting for outflows imposed on entities by governments (including government agencies and similar bodies) in accordance with laws and/or regulations. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

5.	EXPENSES

	a)	Cost of sales:

	Years ended December 31,
	Note	2013	2012
Costs of contract mining (1)		$47,930	$37,224
Crushing and gold recovery costs		39,058	27,121
Mine site administration costs		6,546	5,112
Transport and refining		379	344
Net change in inventories		(7,464)	(1,939)
Production costs		86,449	67,862
Depreciation and depletion		15,471	9,389
Cost of sales (including depreciation and depletion)	4a)ii	$101,920	$77,251

(1)

Commencing July 1, 2013, mining costs associated with stockpiling ore during the period which are greater than the net realizable value of the ore stockpiled during the period are included in cost of sales. During the year ended December 31, 2013, $847 (December 31, 2012 - $nil) of mining costs associated with stockpiling ore are included in cost of sales.

b)	Corporate and administrative expenses:

		Years ended December 31,
	Note	2013	2012
Salaries		$4,253	$3,440
Consulting and professional fees		2,015	2,811
Share-based payments	12b)	784	6,143
Property payment		-	395
Rent and office costs		549	532
Administrative and other		3,591	2,682
Corporate and administrative expenses		$11,192	$16,003

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

5.	EXPENSES (Continued)

	c)	Finance expense:

	Years ended December 31,
	2013	2012
Interest on loan facility	$1,398	$1,797
Accretion of loan facility	263	619
Accretion of provision for site reclamation and closure
and other provisions	46	78
Finance expense	$1,707	$2,494

6.	TRADE AND OTHER RECEIVABLES

	December 31,	December 31,	January 1,
	2013	2012	2012
Trade receivable	$1,228	$1,483	$1,652
VAT receivable	12,433	6,860	6,235
Other	1,017	2,227	367
	$14,678	$10,570	$8,254

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. At December 31, 2013, the VAT receivable includes $4,650 for the purpose of settling income taxes payable at year end (December 31, 2012 - $nil). Subsequent to December 31, 2013, $3,143 of VAT was received by the Company.

7.	INVENTORIES

		December 31,	December 31,	January 1,
	Note	2013	2012	2012
Ore in process		$33,704	$24,169	$23,174
Finished metal inventory		1,021	213	-
Supplies		8,378	8,002	6,009
Non-current unprocessed ore stockpile (1)		6,523	10,372	4,481
		49,626	42,756	33,664
Less: non-current unprocessed ore stockpile		(6,523)	(10,372)	(4,481)
	4a)ii	$43,103	$32,384	$29,183

(1)	During the year ended December 31, 2013, the Company recognized total impairment charges of $6,340 (year ended December 31, 2012 - $nil) in relation to the non-current unprocessed ore stockpile.

The costs of inventories recognized as an expense for the year ended December 31, 2013 were $83,985 (year ended December 31, 2012 - $63,908) and are included in cost of sales.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

				Exploration
		Mineral	Plant and	and
	Note	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2013	4a)ii	$108,117	$52,744	$3,673	$164,534
Expenditures (1)		28,628	31,604	1,312	61,544
Change in reclamation obligation		261	-	-	261
At December 31, 2013		137,006	84,348	4,985	226,339
Accumulated depreciation and depletion At January 1, 2013	4a)ii	16,648	10,739	-	27,387
Depreciation and depletion		10,488	8,021	-	18,509
At December 31, 2013		27,136	18,760	-	45,896
Carrying amount at December 31, 2013		$109,870	$65,588	$4,985	$180,443

(1)

During the third quarter of 2013, the Company entered into an agreement with an equipment supplier (“the Supplier”) to finance the remaining portion of an equipment purchase totalling $4,862 (excluding VAT) of which the Company had previously paid $1,459 (excluding VAT). The financing agreement carries an annual interest rate of 7.2% and the remaining balance of $3,403 (excluding VAT) is payable in 36 monthly instalments which include equal principal repayments of $95. Legal fees and other directly attributable transaction costs totalled $28. The current and long-term portions of the equipment financing total $1,134 and $2,080, respectively.

					Exploration
		Mineral		Plant and	and
	Note	properties	(a)	equipment	evaluation	Total
Cost
At January 1, 2012	4a)ii	$83,164		$37,864	$2,364	$123,392
Expenditures		24,172		14,880	1,309	40,361
Change in reclamation obligation		781		-	-	781
At December 31, 2012		108,117		52,744	3,673	164,534
Accumulated depreciation and depletion At January 1, 2012	4a)ii	10,256		7,444	-	17,700
Depreciation and depletion		6,392		3,295	-	9,687
At December 31, 2012		16,648		10,739	-	27,387
Carrying amount at January 1, 2012	4a)ii	72,908		30,420	2,364	105,692
Carrying amount at December 31, 2012	4a)ii	$91,469		$42,005	$3,673	$137,147

a)	Mineral properties

		December 31,	December 31,	January 1,
	Note	2013	2012	2012
Depletable mineral property		$94,003	$77,830	$67,101
Non-depletable mineral properties		15,867	13,639	5,807
	4a)ii	$109,870	$91,469	$72,908

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico. Commercial production began April 1, 2010. The Company continues to conduct and incur some exploration and development costs which are being capitalized. At December 31, 2013, mineral properties includes $34,171 (December 31, 2012 - $26,003; January 1, 2012 - $19,283) of net deferred stripping costs.

ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Property. The La Chicharra Property is under active exploration and development, but is not yet in commercial production and is therefore considered non-depletable.

b)	Exploration and evaluation

The Company is holding and exploring a number of mineral properties in Mexico which are included in exploration and evaluation.

i.	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the El Picacho Project in Sonora, Mexico. The agreement, which was renegotiated in March 2012, requires the Company to make periodic payments totalling $250 up to April 2014. At December 31, 2013, a cumulative total of $293 has been paid. The vendor will retain a 1.5% net smelter return interest, which is limited to $1,500. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay $500 for every half per cent (0.5%), to a maximum of $1,500.

The Company has also staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the El Picacho area.

ii.	Other properties

During the fiscal year ended March 31, 2008, the Company acquired the mineral rights to 60,000 hectares in four claim blocks by staking the El Capomo Property in Nayarit, Mexico.

On November 23, 2010, the Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy and San Fernando mineral concessions located in Zacatecas, Mexico. To earn its interest, the Company is required to make payments of up to $2,000 at various dates up to January 2015. At December 31, 2013, a cumulative total of $270 has been paid.

On November 24, 2010, the Company entered into a property option agreement to earn an interest in the Quila mineral concession located in Jalisco, Mexico. During the year ended December 30, 2012, the Company decided not to pursue earning its interest in the Quila concession and paid a mandatory property payment of $395. The value of the capitalized mineral property was $nil.

During 2011, the Company received title to the Santa Maria del Oro claim in Jalisco, San Onesimo claims in Mazapil- Concepcion del Oro, and the Patricia and Norma concessions in the municipality of Trincheras, Sonora, Mexico.

On June 1, 2012, the Company entered into a property option agreement to earn an interest in the Sarai and Emanuel mineral concessions located in Zacatecas, Mexico. To earn its interest, the Company is required to make payments of up to $600 at various dates up to June 2017. At December 31, 2013, no payments have been made.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

9.	TRADE PAYABLES AND ACCRUED LIABILITIES

		December 31,	December 31,	January 1,
	Note	2013	2012	2012
Trade payables		$23,958	$12,019	$11,632
Income taxes payable		834	2,640	3,932
Accrued liabilities		1,821	1,795	273
Other	11	531	55	47
		$27,144	$16,509	$15,884

10.	PROVISION FOR SITE RECLAMATION AND CLOSURE

Balance at January 1, 2012	$2,065
Accretion of discounted cash flows	23
Change in estimated cash flows and assumptions	781
Balance at December 31, 2012	$2,869
Accretion of discounted cash flows	38
Change in estimated cash flows and assumptions	261
Balance at December 31, 2013	$3,168

The provision for site reclamation and closure consists of mine closure costs, reclamation and retirement obligations for mine facilities and infrastructure.

During the year ended December 31, 2013, the Company reassessed its provision for site reclamation and closure based on independent technical reports and to reflect the additional liability of mining operations during the year.

The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is $4,540 (December 31, 2012 - $2,973). The cash flows have been inflated by the rate of 4.0% which is consistent with the rate used for the year ended December 31, 2012, and discounted using the pre-tax risk-free rate of 3.0% (December 31, 2012 - 1.4%) . The provision for site reclamation and closure is not expected to be paid in the near term and is intended to be funded from cash balances at the time of the mine closure.

11.	LOAN FACILITY

On July 5, 2012, the Company renegotiated the terms of its C$18,000 loan facility (“the loan facility”) with Sprott Asset Management LP (“the Lender”) (original loan facility signed June 1, 2011). The loan facility carried an interest rate of 8.0% per annum and was repayable in full on or before December 31, 2013. As part of the terms to the renegotiation of the loan facility, the Company paid a fee to the Lender equal to 2.0% of the loan facility balance, payable in common shares of the Company priced at a 10.0% discount to the 10 day weighted average closing price of the shares; 217,918 shares were issued and valued at C$362 ($357). In the event the loan had not been repaid by July 28, 2013, an anniversary fee of 1.0% of the loan amount outstanding on that date (“the anniversary fee”) was to be paid to the lender in shares priced at the same discount on that date. These fees, in addition to other directly attributable transaction costs, totalling C$603 ($595), were included in the fair value of the loan facility, and amortized over the term of the loan using the effective interest method. During June 2013, the anniversary fee payment was waived, which resulted in a C$154 ($154) adjustment to the carrying value of the loan.

During December 2013, the Company negotiated to extend the loan facility 12 months beyond the original expiry date of December 31, 2013 in exchange for 300,000 common shares of the Company. The shares were issued on January 24, 2014 and had a fair value of C$450 ($407) at the date of issue. The liability for the fair value of the common shares issued is included in trade payables and accrued liabilities for the year ended December 31, 2013.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

11.	LOAN FACILITY (Continued)

There is a four month holding period on the common shares. The amended loan facility will now be repayable in full on or before December 31, 2014 with a stated interest rate of 9.0% per annum.

For the year ended December 31, 2013, the effective interest rate of the debt agreement was 8.9% (year ended December 31, 2012 - 10.7%) .

Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

At December 31, 2013 and 2012, no accrued interest on the loan facility was included in trade payables and accrued liabilities.

12.	EQUITY

a)	Authorized share capital

Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and
Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

At December 31, 2013, there were 144,159,045 issued and outstanding common shares (December 31, 2012 - 144,084,045).

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

Share option transactions and the number of share options outstanding during the year ended December 31, 2013 and 2012 are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2012	8,850,000	1.60
Granted	4,550,000	2.58
Exercised	(3,575,000)	1.02
Forfeited	(850,000)	2.47
Expired	(25,000)	0.75
Outstanding at December 31, 2012	8,950,000	2.25
Granted	2,800,000	1.25
Exercised	(75,000)	2.15
Forfeited	(300,000)	2.74
Outstanding at December 31, 2013	11,375,000	1.99
Exercisable at December 31, 2013	9,275,000	2.16

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

12.	EQUITY (Continued)

Share options outstanding and exercisable at December 31, 2013 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
1.00 - 2.33	4,625,000	1.17	3.39	2,525,000	1.10	2.07
2.34 - 2.75	6,750,000	2.55	2.74	6,750,000	2.55	2.74
	11,375,000	1.99	3.00	9,275,000	2.16	2.56

The weighted average exercise price at the date of exercise for the 75,000 share options exercised during the year ended December 31, 2013 (year ended December 31, 2012 - 3,575,000) was C$2.15 (year ended December 31, 2012 - C$1.02) .

The fair value of share options recognized as an expense during the year ended December 31, 2013 was $784 (year ended December 31, 2012 - $6,143). There were 2,800,000 share options granted during the year ended December 31, 2013 (year ended December 31, 2012 - 4,550,000). During the years ended December 31, 2013 and 2012, the weighted average grant date fair value per option of the share options granted was C$1.25 and C$1.45, respectively.

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the years ended December 31, 2013 and 2012:

	Years ended December 31,
	2013	2012
Risk-free interest rate	1.5%	1.1%
Expected life of options	4.1 years	3.3 years
Annualized volatility	63.0%	74.0%
Forfeiture rate	2.2%	0.6%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The expected life of share options granted represents the period of time that share options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s shares listed on the TSX. The expected forfeiture rate represents the expectation of forfeitures occurring within the vesting period.

13.	INCOME TAXES

For the year ended December 31, 2013, the Company incurred $3,099 of current income tax expense (year ended December 31, 2012 - $14,152).

For the year ended December 31, 2013, the Company incurred $21,796 of deferred income tax expense (year ended December 31, 2012 - $7,583). The amounts in both periods relate primarily to recognizing the tax effects on changes in tax rates and in timing differences from mineral property and equipment balances.

a)	Rate changes

During December 2013, the 2014 Tax Reform (the “Tax Reform”) was published in Mexico’s official gazette with changes taking effect January 1, 2014. The Tax Reform eliminates the gradual tax rate reduction to 28% that was enacted in 2012. As a result, the tax rate for 2014 and thereafter will remain at 30%. The flat tax introduced in 2009 which was levied at the rate of 17.5% on cash flows of Mexican corporations was also eliminated as part of the Tax Reform.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

13.	INCOME TAXES (Continued)

The combined Canadian federal and provincial income tax rates increased from 25.00% for the year ended December 31, 2012 to 25.75% for the year ended December 31, 2013.

b)	Tax reforms effective January 1, 2014

The Tax Reform includes the implementation of a 7.5% Special Mining Duty (“SMD”) and a 0.5% Extraordinary Mining Duty (“EMD”). The Company has taken the position that the SMD is an income tax under International Accounting Standard 12 – Income Taxes (“IAS 12”), as it is calculated based on a form of earnings before income taxes less certain specified costs. The EMD is a calculation based on gross revenues and is therefore not considered an income tax. Both the SMD and EMD will be deductible for income tax purposes.

c)	Rate reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes. Substantially all of the Company’s taxable income for the year ended December 31, 2013 is generated in Mexico and is subject to Mexico’s 30% tax rate (year ended December 31, 2012 - 30%).

The impact of being subject to this higher tax rate, as well as other differences, is included in the following reconciliation:

	Years ended December 31,
	2013	2012
Earnings before income taxes	$40,238	$59,467
Combined Canadian federal and provincial income tax rates	25.75%	25.00%
Expected income tax expense	10,361	14,867
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	1,904	3,441
Non-deductible expenses	1,575	1,629
Foreign exchange	701	(853)
Effect of SMD in Mexico	8,605	-
Difference in future and current tax rates	1,108	(204)
Change in unrecognized deferred income tax assets	826	2,452
Other	(185)	403
Income tax expense	$24,895	$21,735

As a result of the Tax Reform being substantially enacted during December, temporary differences arose between the book basis of the Company’s mining assets and financial assets and liabilities and their tax basis. For the purposes of calculating the SMD, the tax basis of mining assets and financial assets and liabilities is $nil. The Company recognized a net one-time non-cash charge of $8,605 related to the deferred tax liability impact of the SMD. This deferred tax liability will be drawn down to $nil as a reduction to deferred tax expense over the life of mine as the mine and its related assets are depleted and depreciated.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

13.	INCOME TAXES (Continued)

	d)	Deferred tax assets and liabilities

The composition of the Company's net deferred income tax liabilities at December 31, 2013 and 2012 and January 1, 2012 are as follows:

		December 31,	December 31,	January 1,
	Note	2013	2012	2012
Deferred income tax liabilities:
Mineral properties book value in excess of tax value		$(51,376)	$(29,579)	$(21,996)
Deferred income tax liabilities, net	4a)ii	$(51,376)	$(29,579)	$(21,996)

The Company's unrecognized deductible temporary difference at December 31, 2013 and 2012 and January 1, 2012 are as follows:

	December 31,	December 31,	January 1,
	2013	2012	2012
Deductible temporary differences:
Non-capital losses	$39,113	$38,708	$29,368
Other credits and tax assets	782	1,659	756
Share issuance costs	754	1,098	1,532
Deductible temporary differences	$40,649	$41,465	$31,656

e)	Non-capital losses

At December 31, 2013, the Company has losses for income tax purposes in Canada and Mexico of $34,001 (December 31, 2012 - $32,544) and $7,575 (December 31, 2012 - $7,372), respectively, which may be used to reduce future taxable income. The Canadian losses, if not utilized, will expire through to 2034, while the Mexican losses, if not utilized, will  expire through to 2022. Of these Canadian and Mexican amounts, $4,705 (December 31, 2012 - $620) and $1,241 (December 31, 2012 - $1,316), respectively, have been offset against recognized deferred tax liabilities.

14.	EARNINGS PER SHARE

	Year ended December 31, 2013			Year ended December 31, 2012
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	year	outstanding	per share	year	outstanding	per share
Basic EPS	$15,343	144,120,095	$0.11	$37,732	142,555,763	$0.26
Effect of dilutive securities:
Share options	-	2,020,344	-	-	1,933,707	-
Diluted EPS	$15,343	146,140,439	$0.11	$37,732	144,489,470	$0.26

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

14.	EARNINGS PER SHARE (Continued)

At December 31, 2013, 11,375,000 (December 31, 2012 - 9,050,000) share options were outstanding, of which 6,825,000 were anti-dilutive (December 31, 2012 - 2,587,500) because the underlying exercise prices exceeded the average market price for the year ended December 31, 2013 of the underlying common shares of C$2.08 (year ended December 31, 2012 - C$2.53) .

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

		Years ended December 31,
	Note	2013	2012
Shares issued for debt issuance costs (1)	12	$407	$357
Equipment financing	8	$3,214	$-

(1)	At December 31, 2013, $407 of share issuance costs were included in trade payables and accrued liabilities.

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At December 31, 2013 and 2012, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies.

At December 31, 2013 and 2012, there were no financial assets or liabilities measured and recognized in the consolidated statement of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above.

b)	Risk management

The Company’s primary business activities consist of the acquisition, exploration, development and operation of mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, commodity price risk, currency risk, liquidity risk, and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

i.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements. The Company’s credit risk is predominantly limited to cash balances held in financial institutions, the recovery of VAT receivable from the Mexican tax authorities, any gold and silver sales and related receivables, prepaid expenses and advances to counterparties and other receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At December 31, 2013, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

Cash is only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believes them to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon terms and conditions. The Mexican tax authorities with whom the Company holds a VAT receivable balance, are also deemed to be of sound credit worthiness.

ii.	Commodity price risks

The Company is exposed to price risk associated with the volatility of the market price of commodities, in particular gold and silver, and also to many consumables that are used in the production of gold and silver.

The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity. At this time, the Company has elected not to actively manage its exposure to commodity price risk through the use of derivative financial instruments.

iii.	Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s earnings and total comprehensive income are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	December 31,	December 31,	January 1,
	2013	2012	2012
Canadian dollar net monetary liabilities	$(17,635)	$(17,191)	$(17,543)
Mexican peso net monetary assets	7,540	3,681	(2,814)
	$(10,095)	$(13,510)	$(20,357)

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The effect on earnings before income tax at December 31, 2013 of a 10.0% appreciation in the foreign currencies against the US dollar on the above mentioned net monetary assets and liabilities of the Company is estimated to be a decrease of $1,122 (December 31, 2012 - $1,501) assuming that all other variables remained constant.

The effect on earnings before income tax at December 31, 2013 of a 10.0% depreciation in the foreign currencies against the US dollar on the above mentioned financial and non-financial assets and liabilities of the Company is estimated to be an increase of $918 (December 31, 2012 - $1,228) assuming that all other variables remained constant.

The calculations above are based on the Company’s statement of financial position exposure at December 31, 2013.

iv.	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans. The Company’s overall liquidity risk has significantly decreased since the San Francisco Mine was placed into commercial production on April 1, 2010 due to the metal revenues and positive net cash flows from operations generated since that time.

Although the Company has transitioned to the operating stage and has generated metal revenues and net cash flow from operations during the year ended December 31, 2013, no assurance may be given that external financing will be available should the Company’s Board of Directors determine that such additional financing will be necessary.

A summary of future operating commitments is presented in note 20.

v.	Interest rate risk

The Company’s interest revenue earned on cash and interest expense incurred on the loan facility and equipment financing are exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is very low as the Company has a fixed interest rate on its loan facility and equipment financing. At December 31, 2013, a 1.0% increase of the effective interest rate on the loan facility would decrease its fair value by C$165 ($155) (December 31, 2012 - C$253 ($255)). Additionally, a 1.0% decrease of the effective interest rate on the loan facility would increase its fair value by C$180 ($169) (December 31, 2012 - C$167 ($157)).

At December 31, 2013, a 1.0% increase of the effective interest rate on the equipment financing would decrease its fair value by $43 (December 31, 2012 - $nil). Additionally, a 1.0% decrease of the effective interest rate on the equipment financing would increase its fair value by $44 (December 31, 2012 - $nil).

The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks.

vi.	Fair value disclosures

At December 31, 2013 and 2012, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value.

The carrying values of cash, trade and other receivables, and trade payables and accrued liabilities approximate their fair value due to their short-term nature. The carrying value of the vendor loan approximates its fair value given its short-term nature.

The fair value of the equipment financing at December 31, 2013 is $3,189 as determined by discounting the future cash flows by a discount factor based on an interest rate of 7.8%, which reflects the Company’s effective interest rate on the loan.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

During June 2013, the anniversary fee payment relating to the loan facility was waived. This anniversary fee payment would have been due on July 28, 2013 and equal to 1.0% of the total loan facility balance outstanding to a maximum of C$180, payable in common shares at a price equal to a 10.0% discount of the volume weighted average trading price of the common shares over the previous five trading days. This anniversary fee was originally accounted for as a transaction cost which reduced the carrying value of the loan. As a result of the fee being waived, the transaction cost was reversed and there was an increase of C$154 to the accretion expense.

On December 31, 2013, the terms of the loan facility were amended and the maturity date was extended to December 31, 2014 with a stated interest rate of 9.0% per annum. The fair value of the loan facility at December 31, 2013 is C$17,484 ($16,438) (December 31, 2012 - C$17,177 ($17,265)) as determined by discounting the future cash flows by a discount factor based on an interest rate of 12.1% (December 31, 2012 - 10.7%), which reflects the Company’s effective interest rate on the loan.

17.	RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During the years ended December 31, 2013 and 2012, the Company entered into the following transactions with related parties:

The Company incurred $nil (year ended December 31, 2012 - $30) of consulting fees to directors and officers; and
At December 31, 2013, $6 was due from these directors and officers (December 31, 2012 - $5 was due to these directors and officers).

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses and share-based payments are included in corporate and administrative expenses.

Key management compensation includes:

	Years ended December 31,
	2013	2012
Salaries and benefits	$1,555	$1,503
Bonuses	549	372
Share-based payments	408	5,521
	$2,512	$7,396

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

18.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the consolidated equity, loan facility and equipment financing, net of cash.

	December 31,	December 31,	January 1,
	2013	2012	2012
Equity	$164,352	$148,060	$100,181
Loan facility	16,438	17,641	17,246
Equipment financing	3,214	-	-
	184,004	165,701	117,327
Less: Cash	(22,776)	(24,188)	(9,865)
	$161,228	$141,513	$107,462

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company also has in place a rigorous planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At December 31, 2013, the Company anticipates its capital resources and projected future cash flows from operation of the San Francisco Mine to support its normal operating requirements on an ongoing basis as well as the planned development and exploration of its mineral and exploration properties. At December 31, 2013, the Company is not subject to any externally imposed capital requirements.

19.	COMMITMENTS AND CONTINGENCIES

A summary of non-discounted liabilities and future operating commitments at December 31, 2013 are as follows:

				Greater
		Within	2 - 5	than 5
	Total	1 year	years	years
Trade payables and accrued liabilities	$27,144	$27,144	$-	$-
Vendor loan	1,725	1,725	-	-
Loan facility (C$18,000)	16,924	16,924	-	-
Equipment financing	3,214	1,134	2,080
Interest payments on loan facility and equipment financing	1,861	1,717	144	-
Future operating commitments (1)	233,831	66,999	166,832	-
Provision for site reclamation and closure (2)	4,540	-	-	4,540
Other provisions (3)	1,127	-	1,127	-
	$290,366	$115,643	$170,183	$4,540

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The original Peal contract was for 42 months, however an addendum was signed effective November 1, 2012 for five years (December 31, 2013 - 46 months remaining) and covers substantially all mining services at a cost of $1.59 per tonne of material mined ($1.64 per the original contract).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

19.	COMMITMENTS AND CONTINGENCIES (Continued)

The Peal commitment is based on the forecasted minimum tonnage to be mined until the end of the mining contract, and would be significantly less in the event that mining activities at the San Francisco Mine ceased. Operating commitments also includes a guarantee provided by the Company for the office premises at its corporate office.

(2)	Provision for site reclamation and closure represents the non-discounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine.
(3)

Other provisions represent the non-discounted amount of the demobilization costs related to the Peal contract, whereby the Company is responsible for demobilization costs of $900 (plus value added tax) payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 1.4%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract.

Various tax and legal matters are outstanding from time to time. In the event that managements estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur. The Company will also have commitments with regards to payments going to El Picacho and San Onesimo exploration properties at various dates until January 2015.

20.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At December 31, 2013, all of the Company’s operating and capital assets are located in Mexico except for $1,508 (December 31, 2012 - $2,296) of cash and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the years ended December 31, 2013 and 2012, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Years ended December 31,
	2013	2012
Customer A	96%	94%
Customer B	2%	4%
Customer C	2%	2%
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations for the years ended December 31, 2013 and 2012 are as follows:

	Years ended December 31,
	2013	2012
Gold	$159,193	$154,509
Silver by-product	1,400	1,683
	$160,593	$156,192

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013
(In thousands of United States dollars, except where noted)

21.	EVENTS AFTER THE REPORTING PERIOD

a)	On February 11, 2014, the Company closed a bought deal financing which generated gross proceeds of C$28,380 ($25,758) on issuance of 18,920,000 common shares of the Company.

b)	On February 28, 2014, the Company repaid C$5,000 ($4,515) in principal of the C$18,000 ($16,438) loan facility outstanding at December 31, 2013.